2004
ANNUAL REPORT


05046461



Company Information

Board of Directors First National Corporation First Bank

Noel M. Borden
Chairman of the Board

Douglas C. Arthur
Vice Chairman

Dr. Byron A. Brill

Elizabeth H. Cottrell

Dr. James A. Davis

Christopher E. French

Charles E. Maddox, Jr.

John K. Marlow

W. Allen Nicholls

Henry L. Shirkey

Harry S. Smith

James R. "Richie" Wilkins, III

Directors Emeriti First National Corporation First Bank

Warren B. French, Jr.

Alson H. Smith, Jr.

Officers First National Corporation

Noel M. Borden
Chairman of the Board

Douglas C. Arthur
Vice Chairman
Secretary

Harry S. Smith
President
Chief Executive Officer

M. Shane Bell
Senior Vice President
Chief Financial Officer

Executive Officers First Bank

Harry S. Smith
President
Chief Executive Officer

Dennis A. Dysart
Executive Vice President

Marshall J. Beverley, Jr.
Executive Vice President
Senior Trust Officer

M. Shane Bell
Senior Vice President
Chief Financial Officer

J. Andrew Hershey
Senior Vice President
Senior Loan Administrator

Christopher T. Martin
Senior Vice President
Operations

John Norton, Jr.
Senior Vice President
Human Resources
Marketing

Stephen C. Pettit
Senior Vice President
Risk Management

Vice Presidents

W. Blakely Curtis
Senior Vice President
Senior Trust Officer

Gayle M. Davison
Vice President
Credit Administrator
Compliance Officer

James M. Eastham
Vice President
Commercial Loan Officer

Earl W. Foreman
Vice President
Mortgage Loan Manager

Joseph C. Hirst
Vice President
Commercial Loan Officer

Michael J. Koontz
Vice President
Commercial Loan Officer

David C. Jeffcoat
Vice President
Consumer Loan Manager

James E. Pomeroy, III
Vice President
Regional Executive Officer

Cassandra M. Smith
Vice President
Controller

Kevin F. Smith
Vice President
Commercial Loan Manager

Office Locations

Strasburg

Mary T. Levi
Branch Manager
112 W. King Street
Strasburg, VA 22657
540-465-9121

Winchester

Janie Dickens-Bowman
Branch Manager
1835 Valley Avenue
Winchester, VA 22601
540-667-8300

Madeline M. Bearov
Assistant Branch Manager
661 N. Loudoun Street
Winchester, VA 22601
540-545-2001

Gail F. Shanholtz
Branch Manager
3143 Valley Pike
Winchester, VA 22602
540-662-9594

Front Royal

Belita B. Ford
Branch Manager
1717 N. Shenandoah Avenue
Front Royal, VA 22630
540-636-6149

Express Office
508 N. Commerce Avenue
Front Royal, VA 22630
540-636-9620

Woodstock

Sharon K. Cline
Branch Manager
496 N. Main Street
Woodstock, VA 22664
540-459-7400

860 S. Main Street
Woodstock, VA 22664
540-459-9510

Mt. Jackson

Tammy Y. Ritenour
Branch Manager
5304 Main Street
Mt. Jackson, VA 22742
540-477-3525

We hope you will find this enhanced annual report format for 2004 more comprehensive and informative. In addition to providing operating results, which have typically dominated our report content, we have expanded the text to include significant developments in the banking industry and business community alike. Furthermore, we have highlighted some exciting developments in our Company, including the addition of Trust Asset and Management Services and the enhancement of our First Financial Advisors investment program.



Our Vision Is To Be...

"The Last Bank You'll Ever Need"

Over the past several years, we have continually emphasized the need to invest in the expansion of core operations, including additional retail branch facilities, equipment and quality personnel. We have worked diligently to minimize the short-term impact to earnings, while never losing sight of our long-term objective to create stable, core earnings growth enhancing shareholder value. As you will see on the next several pages, 2004 operating results demonstrate the potential that we are creating for our Company. We have again posted record growth in assets, loans and earnings in 2004. Performance was driven by a dedicated team of directors, officers and employees.

2004 Operating Results



Loan customer Winchester Development, LLC: L to R: Ron Daniels, David Hepler, Earl Foreman (First Bank Vice President), and Tony Foreman.

Net income increased to $4.2 million or $2.88 per basic and diluted share for the period ended December 31, 2004 compared to net income of $3.3 million or $2.23 per basic and diluted share for the same period in 2003. This represents a 27.4% growth in net income and a 29.1% increase in earnings per share. Additionally, the annualized return on average equity increased to 17.01% for the period ended December 31, 2004 compared to 14.37% for the same period in 2003. Likewise, the annualized return on average assets increased to 1.12% for the period ended December 31, 2004 compared to 1.05% for the same period in 2003.

Net interest income increased 21.2% to $13.3 million for the year ended December 31, 2004 compared to $11.0 million for the same period in 2003. The growth in net interest income is directly related to a 21.1% increase in earning assets. During the year, the provision for loan loss increased $105 thousand over the prior year to $810 thousand. Asset quality remains strong for our Company.

Noninterest income increased 22.2% to $4.4 million for the year ended December 31, 2004 compared to $3.6 million for the same period in 2003. While mortgage loan originations decreased from the previous year, we recognized increased service charges on deposit accounts, as well as increases in ATM, Visa© check card and brokerage fees. Service charges on deposit accounts increased to $2.7 million for the year ended December 31, 2004 compared to $2.3 million for the same period in 2003, which represented a 14.7% increase. This increase was primarily the result of further growth in noninterest bearing checking accounts. Fees for other customer services, as referenced above, increased 40.5% to $1.1 million for the year ended December 31, 2004 versus $769 thousand for the prior year. Net gains on sale of premises and equipment totaled $387 thousand for the year ended December 31, 2004. The majority of this gain was comprised of the sale of a branch office location in Front Royal due to the construction of the new Front Royal Financial Center in 2002.

Noninterest expense increased 18.7% to $10.8 million for the year ended December 31, 2004 compared to $9.1 million for the same period in 2003. Salaries and employee benefits, occupancy and equipment costs and other expenses increased as we continued to expand core operations. All of these expenses were planned and expected.

Total assets increased 19.0% or $65.2 million to $408.8 million at December 31, 2004 from $343.6 million at December 31, 2003. Loan growth, net of the allowance for loan loss, totaled $74.6 million during 2004, while the securities portfolio declined by $7.5 million during the same period. Our business development team and loan staff have done a great job in meeting the lending needs of the market. They continue to develop strong loan relationships that create a well diversified portfolio. Total deposits increased 15.5% or $43.1 million to $320.9 million at December 31, 2004 from $277.8 million at December 31, 2003. While noninterest bearing deposits did not experience the same percentage increase as the previous year, we were pleased to book an additional $12.9 million or a 23.1% increase to $68.9 million. We continue to focus on improving our liability mix, principally deposits and Federal Home Loan Bank borrowings to enhance net interest margin and net income. While deposit growth was less than asset growth for the year, the Company focused upon securing the least expensive funding sources to support growth. In some instances, other borrowed money from correspondent banks, such as the Federal Home Loan Bank of Atlanta were more cost effective than local market funding. As such, other borrowings totaled $45.2 million at December 31, 2004 compared to $36.6 million at December 31, 2003.

Shareholders' equity increased 11.1% to $26.1 million at December 31, 2004 compared to $23.5 million at December 31, 2003. The book value of the company was $17.85 per share and shares outstanding totaled 1,462,062 at year end. Cash dividends paid during 2004 were $0.82 per share, versus $0.77 during 2003. First National Corporation's (Symbol: FXNC) stock price was $42.00 per share at December 31, 2004 compared to $33.50 at December 31, 2003.

The Company issued an additional $5.2 million in company obligated mandatorily redeemable capital securities, more commonly referred to as trust preferred securities, during 2004. The additional funding provided regulatory capital for the bank to support the Company's asset growth. Other advantages of issuing trust preferred securities include the non-dilutive effect to First National Corporation shareholders and tax-deductible interest payments.



LOAN PORTFOLIO
(Net of Allowance for Loan Losses)
Dollars ($)
350,000,000
300,000,000
250,000,000
200,000,000
150,000,000
100,000,000
30.4% GAIN
2000
2001
2002
2003
2004

Net Loans in millions	164.6	184.8	210.4	245.6	320.2



NONINTEREST BEARING DEPOSITS
Dollars ($)
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
23.1% GAIN
2000
2001
2002
2003
2004

Noninterest Deposits in millions	22.1	26.9	36.6	56.0	68.9



STOCK PRICE
(Adjusted for Stock Splits)
Dollars ($)
50.00
40.00
30.00
20.00
10.00
0.00
25.4% GAIN
2000
2001
2002
2003
2004

Stock Price in dollars	11.44	16.88	20.13	33.50	42.00

Check Clearing for the 21st Century ("Check 21")



Check Processing Team: L to R: Emily Williams, Peggy Baseler and Edna Obrien.

In 2004, sweeping regulatory changes brought new innovations in technology to the forefront. The Check Clearing for the 21st Century Act or "Check 21" will revolutionize the manner the industry processes checks. Originally signed in late 2003, the new law was effective in October 2004.

Under this law, banks will now be permitted to exchange images or photocopies of checks in place of the original item. These images carry the same legal equivalence as the original check. This extensive change will eliminate the need for items to be transported between banks, from state to state and across the country reducing costs and creating efficiencies throughout the industry. Additionally, this change will reduce the time it takes checks to clear through the system from days to possibly hours.

As First Bank continues to experience significant growth in checking accounts, we likewise are processing greater volumes of non-cash items. We currently service in excess of 17,000 checking accounts. During the year, our operations group processed over 5 million items, a 15.9% increase over 2003.



NON-CASH
ITEM PROCESSING
5,500,000
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
Annual Items
15.9% GAIN

	2000	2001	2002	2003	2004
Items Processed in millions	3.3	3.5	3.9	4.4	5.1

As part of our growth strategy, we are continually evaluating technologies that will increase the bank's capacity to handle growth while maintaining control over expenses. Item imagining is one area where we have an opportunity to achieve this objective. Implementing this technology will also increase our ability to enhance numerous customer delivery channels, as well as take advantage of opportunities Check 21 presents.

With implementation scheduled for mid-2005, customers will soon receive images of their checks as part of their monthly statement. These images will be in item number order and will be printed on paper that can easily be filed. Additionally, customers who write large numbers of checks, such as our small business clients, will be given the opportunity to receive their entire monthly statement, including check images, on Compact Disc.

Our internet banking system will be improved in 2005. The new system will allow customers to take advantage of improved bill-payer products that are integrated into the Internet banking system, allowing access to all services under a single sign-on. In addition to the numerous functional improvements, the new systems will allow customers to view their check images online.

These strategic technology investments will dynamically enhance operational efficiencies, control expenses, upgrade product offerings and provide the bank with opportunities to serve a diverse and growing customer base. Additionally, these initiatives will level the playing field with regional and national competitors by matching, and in most cases surpassing, the products and services they offer today, while preserving the personalized services First Bank's customers know and expect.



New Check Procedures: Kathy Davis, Head Teller at our Winchester Financial Center, explains new check clearing procedures to a customer.

Sarbanes-Oxley Act

As most investors are well aware, the Public Company Accounting Reform and Investor Protection Act of 2002 (the Act) requires public companies to develop new practices involving corporate governance and financial reporting. The objective of the Act is to restore public trust in the capital markets. Section 404 of the Act contains strict requirements for all public companies and their internal control responsibilities. These management responsibilities include maintaining an effective system of internal control and reporting on the system's effectiveness.

We will continue to focus on effective internal controls during 2005 that will include risk assessments, enhanced documentation and control testing. Although performing thorough assessments and evaluations of internal controls over financial reporting will require certain resources, we believe that it will create opportunities for our Company. From a capital market perspective, we view this process as an opportunity to strengthen investor confidence. Internally, we see this as an opportunity to identify and implement process improvements.

For the year ended December 31, 2005, the Company will begin reporting annually on the internal controls over financial reporting. While Section 404 of the Act poses numerous challenges for companies and external auditors, we believe our internal resources will meet the challenges and complexities the Act presents. The Company is currently in the process of enhancing control documentation and expects to begin testing the effectiveness of internal control systems during the second quarter of 2005. We believe the Company is prepared to comply with the Act.

Market Expansion

As reported in previous periods, we continue to seek branching opportunities within our trade area to enhance market share. During 2004, we opened a Financial Center in Mount Jackson. The office has experienced great success attracting over $18 million in deposits by year-end 2004. According to June 30, 2004 FDIC data, the Mount Jackson Financial Center, our corporate office in Strasburg, and two branch offices in Woodstock comprise 25.0% of the entire Shenandoah County deposit market compared to 22.5% reported the previous year, an increase of $19.9 million.

We have likewise experienced significant growth in deposits in the Winchester/Frederick County market during 2004. Total deposits in the combined market increased by $32.0 million to $98.1 million according to the June 30, 2004 FDIC data versus the same period in 2003. As such, our market share increased from 5.27% in 2003 to 6.49% in 2004. We expect continued improvement within this market as we further enhance business development efforts, as well as leverage existing facilities and add other retail banking locations. During 2005, we plan to open a new Financial Center in Stephens City, which is located in the southern portion of Frederick County. Furthermore, we are evaluating other opportunities within the market as commercial and residential development continues at a rapid pace.

While we have not added additional facilities in Warren County, we continue to maintain our share of the deposit market. According to the same FDIC data referenced above, the Company maintained 15.0% of the deposit market share, as reported last year.


5304
5304

Mt. Jackson Financial Center: This new building opened in 2004.



Mt. Jackson Staff: Angie Ryman, Heather Fauber, Erin Ebersole, Tammy Ritenour, Rachael Fultz, Summer Baker, Gloria Huffman.

In addition to retail banking facilities such as Financial Centers, Branch offices and Express offices, we will continue to evaluate ATM locations as needed to support our growing customer base. We currently operate a total of twenty-six (26) ATMs in the Northern Shenandoah Valley region.

We expect continued, rapid market expansion within the trade area as the Northern Virginia/metro D.C. impact is being felt further and further west. The amount of residential and commercial development is unparalleled in recent history for the Northern Shenandoah Valley. We will carefully evaluate expansion opportunities to take advantage of the most appropriate strategies for our Company. This changing market, combined with bank M&A activity over the past several years has presented the Company with phenomenal opportunities. We plan to add additional facilities in the next several years while balancing the need for short-term earnings and long-term stock appreciation.

First Bank Retail Banking Facilities


WEST VIRGINIA
Winchester
Kernstown
Strasburg
Toms Brook
Front Royal
Linden
Woodstock
Basye
Mt. Jackson
New Market
Broadway
VIRGINIA

■ Branch and ATM ● ATM only

Trust and Asset Management



Trust and Asset Management Team: Marshall J. Beverley, Jr., Blake Curtis, and Laurie L. Moulden.

Late in 2004, First Bank reactivated its trust powers to build a new and exciting Trust and Asset Management Services department. We were able to recruit and hire three highly qualified individuals with extensive Trust, Investment and Operations backgrounds.

Marshall J. Beverley, Jr., Executive Vice President and Senior Trust Officer has 31 years of Trust and Investment experience. He is a certified Trust and Financial Advisor, a certified Securities Operations Professional and a certified IRA Services Professional. Marshall was Senior Vice President for F&M Trust Company and BB&T Wealth Management. William Blakely "Blake" Curtis, Senior Vice President and Senior Trust Officer, has 18 years of Trust and Investment experience working as a Vice President for F&M Trust Company and BB&T Wealth Management. Blake holds his Series 7, Series 65 and Series 63 licenses. Laurie Moulden, Trust Operations Officer, has 14 years of trust operations experience and was the Trust Operations Officer for F&M Trust Company. We are extremely pleased to have this level of expertise overseeing our Trust and Asset Management Department.

We felt it was important to have investments managed by a firm with an impeccable reputation, coupled with outstanding investment performance. Investment services through First Bank Trust and Asset Management are managed by William Blair & Co., one of the leading private investment firms in the world. Since 1935, William Blair & Co. has been committed to client success. The firm's investment philosophy has produced strong and consistent investment performance for 70 years. The firm places a high value on the enduring nature of its client relationships by providing high-quality products and services, and the continuity and integrity of its professional teams. Our investment manager for William Blair & Co. is Ted Kauss, who has more than 35 years of experience in the investment industry. Mr. Kauss' experience and the firm's investment philosophy have provided superior investment performance for clients. We are fortunate to have such a world class investment management firm working with us.

The third important component is trust operations and accounting service. We have contracted with SEI Investments, whose trust accounting systems have been in existence for over 30 years. SEI continues to be the trust technology services leader. They have eight of the ten largest U.S. banks and 200 out of the top 900 U.S. bank and private trust companies as clients.

With today's investment uncertainties, changes in taxes, and low interest rates, it has been difficult for most people to maintain their level of income as well as protect and conserve their family's financial resources. Trust and Asset Management is here to help implement plans that will help you and your family meet financial goals. We provide specialized skills in all phases of estate planning and investment services. Some of these services are investment management of assets, trustee under an agreement, trustee under a will, individual retirement accounts, and estate settlement.

You can look to First Bank Trust and Asset Management for a full range of money management skills and services. You will find Marshall, Blake and Laurie to be responsive, with personal service that is important in our local community. We invite you to contact them to become better acquainted with the services we can provide for your current needs and future financial goals.

First Financial Advisors

In addition to adding the Trust and Asset Management Services to our product mix late in 2004, we also significantly enhanced the retail investment services program that has existed for several years. First Bank invested in the formation of a new broker-dealer via a Virginia Bankers Association (VBA) consortium called BI Investments. While we had operated our program through a third-party company in years past, we now work with BI Investments as an owner bank. This has been very beneficial for our program from both an operational and service perspective.

Mr. D. Clay Arthur, Jr. joined First Bank in 2003 as an Investment Consultant and has certainly provided leadership to the program. As a fully licensed investment professional, Clay has developed a personal book of business, as well as served as the catalyst to implement a platform annuity program for the purpose of selling fixed annuities. During 2004, the company licensed eleven additional employees with their Life and Annuities licenses in order to sell fixed annuity products within our retail branch network. The results of their efforts during 2004 validate our approach to the business. Fee income recognized by First Bank from First Financial Advisors increased to $282 thousand, which represents a 140% increase over the trailing two year average of $117 thousand. While we do not expect increases of this magnitude in the future, we believe the program will continue to add a stable earnings stream for our Company.

During 2005, we plan to continue to focus upon financial planning, customer due diligence and service. Additionally, we plan to enhance efforts to further introduce asset based management products, which have proven to be a desirable product line for clients. Furthermore, we will evaluate strategic opportunities to further expand the program by licensing additional retail branch employees, as well as potentially recruiting investment consultants.



First Financial Advisors Team: Front row, L to R: Janie Dickens-Bowman, Clay Arthur, Belita Ford, Carole Baker. Back row, L to R: Jamie Lam, Gail Shanholtz, Susu Bearov, Mary Levi, Sharon Cline, Julia Tyler, Tammy Ritenour. (Note: Jane Ryon not pictured.)

Executive Summary

On February 4, 2004, the Board of Directors elected Warren B. French, Jr. and Alson H. Smith, Jr. as Directors Emeriti of First National Corporation and First Bank. This honor was bestowed upon these gentlemen in recognition of their dedicated service to our Company as Directors. We continue to seek their advice and counsel.

We extend sincere appreciation to our First Bank Councils for their commitment helping us improve performance in many areas including market expansion and service quality. These ladies and gentlemen take a genuine interest in our Company and community and are wonderful representatives of both.

This past year was exciting and challenging. We accomplished much, thanks to the efforts of the Board of Directors and employees. The Board has established the strategic vision of our Company being the premier community bank servicing the Northern Shenandoah Valley.

A team of highly professional employees implements this vision, every day, to ensure that First Bank is "The Last Bank You'll Ever Need!" Our mission is to offer a unique and memorable, high-integrity banking environment in which:

Our Customers perceive the bank as an indispensable partner in achieving their financial goals;

Our People achieve unparalleled personal and professional success;

Our Shareholders benefit from the exceptional rewards of ownership; and,

Our Communities are enriched by our involvement and investment in their future.



First National Corporation's Leading Officers:
Harry S. Smith, President and Chief Executive Officer, and Noel M. Borden, Chairman of the Board.

Each year offers new opportunities. 2005 will be exciting as we continue to expand our services and facilities. We must take advantage of the strong and vibrant economic conditions that exist in the market. In the short term, this requires investment in facilities, technology and qualified staff. In the long term, we are building value.



Noel M. Borden
Chairman of the Board



Harry S. Smith
President & Chief Executive Officer

Board of Directors



Board of Directors: Front row, L to R: Dr. James A. Davis, Elizabeth H. Cottrell, Noel M. Borden, Douglas C. Arthur, Dr. Byron A. Brill and James R. "Ritchie" Wilkins, III. Back row, L to R: Christopher E. French, W. Allen Nicholls, Henry L. Shirkey, Harry S. Smith, Charles E. Maddox, Jr. and John K. Marlow.

Executive Officers



Executive Officers: Front row, L to R: M. Shane Bell, Harry S. Smith and Dennis A. Dysart. Back row, L to R: Christopher T. Martin, Stephen C. Petitt, J. Andrew Hershey, Marshall J. Beverley, Jr., and John Norton, Jr.

Financial Highlights



NET INCOME
4,205,774
ASSETS
408,825,097
DEPOSITS
320,944,597
SHAREHOLDERS' EQUITY
26,100,285
NET LOANS
320,197,122
00 01 02 03 04

Years Ended December 31, (in thousands except ratios and per share amounts)

	2004	2003	2002	2001	2000
RESULTS OF OPERATIONS					
Interest and dividend income	$ 20,520	$ 17,738	$ 17,058	$ 17,326	$ 16,951
Interest expense	7,220	6,769	7,653	8,675	9,332
Net interest income	13,300	10,969	9,405	8,651	7,619
Provision for loan losses	810	705	405	420	369
Net interest income after provision for loan losses	12,490	10,264	9,000	8,231	7,250
Noninterest income	4,431	3,625	2,545	1,568	1,402
Noninterest expense	10,783	9,085	7,219	6,064	5,611
Income before income taxes	6,138	4,804	4,326	3,735	3,041
Income taxes	1,932	1,503	1,347	1,140	904
Net income	$ 4,206	$ 3,301	$ 2,979	$ 2,595	$ 2,137
KEY PERFORMANCE RATIOS					
Return on average assets	1.12%	1.05%	1.09%	1.10%	0.98%
Return on average equity	17.01%	14.37%	12.99%	12.57%	11.90%
Net interest margin	3.84%	3.83%	3.75%	3.93%	3.77%
Efficiency ratio	59.89%	61.57%	60.30%	58.19%	61.05%
PER SHARE DATA*					
Net income, basic and diluted	$ 2.88	$ 2.23	$ 1.89	$ 1.64	$ 1.35
Cash dividends	0.82	0.77	0.69	0.65	0.60
Book value at period end	17.85	16.08	15.35	13.67	12.24
FINANCIAL CONDITION					
Assets	$ 408,825	$ 343,650	$ 295,936	$ 249,354	$ 229,329
Loans, net	320,197	245,591	210,441	184,765	164,603
Deposits	320,945	277,828	243,012	197,479	175,194
Shareholders' equity	26,100	23,503	24,254	21,600	19,329

Market Information*

	2004		2003	
Quarter	High	Low	High	Low
1st	$39.50	$35.50	$23.75	$20.50
2nd	$39.25	$37.75	$27.75	$23.63
3rd	$38.15	$37.00	$27.55	$26.60
4th	$44.00	$37.50	$34.00	$31.00

Stock symbol: FXNC-BB

* Amounts have been restated to reflect a two-for-one stock split that was declared on April 16, 2003 and payable on May 30, 2003 to shareholders of record April 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and related notes.

OVERVIEW

First National Corporation (the Company) is the financial holding company of First Bank (the Bank), First National (VA) Statutory Trust I (Trust I) and First National (VA) Statutory Trust II (Trust II). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. First Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services. The Bank provides commercial, residential and consumer loans, and a variety of deposit products to its customers in the Shenandoah Valley Region of Virginia.

Earnings and assets of the Company continued to grow in 2004. Net income for 2004 was $4.2 million compared to $3.3 million in 2003 and $3.0 million in 2002. Net income per share, basic and diluted for 2004 was $2.88, compared to $2.23 in 2003 and $1.89 in 2002. The increase in earnings resulted primarily from a continuing increase in the Bank's net interest income. Return on average assets was 1.12% in 2004, 1.05% in 2003 and 1.09% in 2002. Return on average equity was 17.01% in 2004, 14.37% in 2003 and 12.99% in 2002.

Assets grew 19.0% in 2004 and 16.1% in 2003. Growth occurred primarily in the loan portfolio where loans, net of the allowance for loan losses, increased $74.6 million to $320.2 million. The securities portfolio decreased to $63.4 million in 2004 from $70.9 million in 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Company makes forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or implement growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as we open or acquire new branches;
- reliance on the management team, including the ability to attract and retain key personnel;
- the successful management of interest rate risk;
- changes in general economic and business conditions in our market area;
- changes in interest rates and interest rate policies;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles . The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact transactions could change. For further information about the Company's loans and the allowance for loan losses, see Notes 3 and 4 to the Consolidated Financial Statements.

Allowance for loan losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The Bank's allowance for loan losses has two basic components: the specific allowance and the formula allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans, typically commercial loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Additionally, historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and actual losses could differ from the estimates.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral, net of selling costs, if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including residential mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. This formula is also used for the remaining pool of larger balance, non-homogeneous loans, which were not allocated a specific allowance upon impairment review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience over a five-year period, together with analyses that reflect current economic trends and conditions. The formula allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

CREDIT POLICIES

The principal risk associated with each of the categories of loans in the Bank's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. The risk associated with real estate mortgage loans, commercial and consumer loans varies, based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

In an effort to manage the risk, the Bank's policy gives loan amount approval limits to individual loan officers based on their position and level of experience. The Bank's Board of Directors approves all loan relationships greater than $1 million. The President & CEO and the Senior Vice President-Loan Administrator can combine their lending limits to approve loan relationships up to $1 million. All loan relationships greater than $500 thousand are reported to the Board. The Loan Policy Committee consists of five non-management directors. The Committee approves the Bank's Loan Policy and loans to be charged-off. It also reviews the allowance for loan loss adequacy calculation as well as the loan watch list and other management reports. The Committee meets on a quarterly basis and the Chairman of the Committee then reports to the Board of Directors.

Residential loan originations come primarily from walk-in customers, real estate brokers and builders. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. All completed loan applications are reviewed by the Bank's loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on the Bank's experience and credit underwriting guidelines as well as the guidelines issued by the purchasers of loans, depending on the type of loan involved. Real estate collateral is appraised by independent fee appraisers who have been pre-approved by the Senior Vice President - Loan Administrator.

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities which are disclosed but not reflected in its annual financial statements including commitments to extend credit. At December 31, 2004, commitments to extend credit totaled $55.5 million.

Construction Lending

The Bank makes local construction loans, including residential and land acquisition and development loans. These loans are secured by the property under construction and the underlying land for which the loan was obtained. Construction, land and land development loans outstanding at December 31, 2004 and 2003 were $42.5 million, or 13.2% of gross loans, and $23.6 million, or 9.5% of gross loans, respectively. The majority of these loans have an average life of approximately one year and reprice monthly as key rates change. The interest rate charged on some of these loans float with the market, assisting the Bank in managing interest rate risk. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is attributable to the fact that loan funds are advanced upon the security of the land or property under construction, which value is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of appraised value, in addition to analyzing the creditworthiness of its borrowers. The Bank also obtains a first lien on the property as security for its construction loans and typically requires personal guarantees from the borrower's principal owners.

Commercial Business Lending

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but typically have higher yields. Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers. At December 31, 2004, commercial loans not secured by real estate totaled $37.1 million, or 11.5% of the total loan portfolio, as compared to $31.4 million, or 12.6% at December 31, 2003.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate typically in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. At December 31, 2004, commercial real estate loans aggregated $113.8 million, or 35.2% of the Bank's gross loans, as compared to $88.1 million, or 35.5% at December 31, 2003. In its underwriting of commercial real estate, the Bank may lend, under federal regulation, up to 85% of the secured property's appraised value, although the Bank's loan to original appraised value ratio on such properties is typically 80% or less in many cases. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios and the borrower's creditworthiness, prior credit history and reputation, and the Bank typically requires personal guarantees or endorsements of the borrowers' principal owners. The Bank also carefully evaluates the location of the collateral.

Residential Real Estate Lending

Residential lending activity may be generated by the Bank's loan officer solicitations, referrals by real estate professionals and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. Loan quality is analyzed based on guidelines issued by the applicable secondary market investor. The non-conforming one-to-four family loans originated by the Bank that do not generally meet investor guidelines are underwritten using the Bank's underwriting guidelines. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Senior Vice President-Loan Administrator.

Typically, all fixed rate mortgage loans are originated with the intent to sell. In order to meet community needs and retain a competitive edge, the bank originates and retains non-conforming loans. At December 31, 2004, $95.0 million, or 29.4%, of the Bank's loan portfolio consisted of one-to-four-family residential real estate loans, as compared to $71.7 million, or 28.9%, at December 31, 2003.

In connection with residential real estate loans, the Bank requires title insurance, hazard insurance and if required, flood insurance. Flood determination letters with life of loan tracking are obtained on all federally related transactions with improvements serving as security for the transaction. The Bank does require escrows for real estate taxes and insurance for secondary market loans.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, and credit card loans. At December 31, 2004, the Bank had consumer loans including deposit overdraft balances of $31.1 million, or 9.6% of gross loans, as compared to $31.8 million, or 12.8%, at December 31, 2003. Such loans are generally made to customers with whom the Bank has a pre-existing relationship. The Bank currently originates most of its consumer loans in its geographic market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the collateral in relation to the proposed loan amount.

RESULTS OF OPERATIONS

General

Net interest income represents the primary source of earnings for the Company.. Net interest income equals the amount by which interest income on earning assets, predominately loans and securities, exceeds interest expense on interest-bearing liabilities, predominately deposits, other borrowings and trust preferred securities. The provision for loan losses and the amount of noninterest income and expense also effect net income. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, are the components that impact the level of net interest income. Net interest margin is calculated by dividing tax equivalent net interest income by average earning assets. Noninterest income and expense primarily consists of income from service charges on deposit accounts; fees charged for other customer services; gains and losses from the sale of assets, including loans held for sale, securities, and premises and equipment; general and administrative expenses; and income tax expense.

Increases in net income in each of the last three years have been driven by continued growth in earning assets. In 2004, the growth in net interest income and noninterest income exceeded the growth in noninterest expense. In 2003 and 2002, net interest income also increased as the Company continued to experience favorable asset growth.

Net Interest Income

Net interest income was $13.3 million for the year ended December 31, 2004, which is an increase of $2.3 million or 21.2% over $11.0 million reported for the same period in 2003. This increase in net interest income can be attributed to continuing growth in average earning assets, specifically the loan portfolio. In 2003, net interest income increased $1.6 million, or 16.6%, from $9.4 million in 2002.

Interest income as a percent of average earning assets decreased in each of the last three years from 6.74% in 2002, 6.14% in 2003, to 5.88% in 2004. Interest expense as a percent of average interest-bearing liabilities also decreased from 3.55% in 2002, 2.78% in 2003, to 2.55% in 2004. Net interest margin was 3.75% in 2002, 3.83% in 2003, and 3.84% in 2004. The interest rate spread was 3.19% in 2002, 3.36% in 2003, and 3.33% in 2004. The Company does not anticipate significant changes in net income in the next 12 months based on the interest rate sensitivity analysis.

Provision for Loan Losses

The provision for 2004 was $810 thousand compared to $705 thousand in 2003 and $405 thousand in 2002. The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and related credit risks. The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. For the year ended December 31, 2004, net charge-offs totaled $480 thousand compared to $320 thousand for the year ended December 31, 2003. The total allowance for loan losses of $2.9 million at December 31, 2004 increased 12.9% from $2.5 million at December 31, 2003. The increases in the total allowance for loan losses are reflective of charge-off activity, changes in classified loans and growth in the loan portfolio as loans net of the allowance for loan losses increased $74.6 million, or 30.4%, from $245.6 million at December 31, 2003 to $320.2 million at December 31, 2004.

Management has determined that the allowance for loan losses is adequate. There can be no assurance, however, that additional provisions for loan losses will not be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Company's market area, or changes in the circumstances of particular borrowers.

The Bank generates a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of losses inherent in the loan portfolio. In addition, internal loan reviews are performed on a regular basis. The determination of the allowance for loan losses is based on applying qualitative and quantitative factors to each category of loans along with any estimated losses for impaired and classified loans within the particular category. The resulting sum is then combined to arrive at a total allowance for all categories. The total allowance required changes as the various types and categories of loans change as a percentage of total loans and as the amount of classified loans change. See "Critical Accounting Policies" above for additional information on the determination of the allowance for loan losses.

Noninterest Income

Noninterest income increased $806 thousand or 22.2% for 2004 over 2003 compared to an increase of $1.1 million or 42.5% for 2003 over 2002. Service charges increased $342 thousand, or 14.7%, for 2004 over 2003 compared to an increase of $1.0 million, or 77.0%, for 2003 over 2002. This increase was attributable to growth in the number of noninterest-bearing demand deposits and related overdraft fees. The Company expects these service charges to remain the most significant component of noninterest income in future periods. Fees for other customer services increased $311 thousand, or 40.5%, for 2004 over 2003 compared to an increase of $138 thousand, or 21.8%, for 2003 over 2002. Transaction fees such as Visa check card, brokerage, and ATM fees contributed to the increase in fees for other customer services. Net gains on sale of property and equipment totaled $387 thousand for the year ended December 31, 2004. The majority of this gain was comprised of a property sale in April 2004. Gains on sale of loans decreased to $172 thousand in 2004 from $372 thousand in 2003 and $198 thousand in 2002 as a result of less refinance activity of residential real estate loans. The Company does not expect significant fluctuations in gains on sale of loans in future periods.

Noninterest Expense

In 2004, noninterest expenses increased $1.7 million, or 18.7%, over 2003. Salaries and employee benefits increased 15.1% for 2004 over 2003 as a result of merit increases and hiring additional employees to support business growth. Occupancy and equipment costs increased 24.3% for 2004 over 2003. This increase was a result of retail branch expansions in Shenandoah County and the City of Winchester. During the year, the Bank constructed and opened a new retail branch office in Mount Jackson to expand further into Shenandoah County. In the fourth quarter of 2003, the Bank opened the Winchester Financial Center, which serves the Winchester-Frederick County market. Legal and professional fees increased to $395 thousand for the year ended December 31, 2004 compared to $216 thousand for the same period in 2003 as a result of legal costs incurred from litigation. See Note 13 to the Consolidated Financial Statements for further explanation of legal proceedings. In 2003, noninterest expenses increased $1.9 million, or 25.9%, over 2002. This increase was also attributable to the growth of the Company, including hiring additional personnel.

Income Taxes

The Company has adopted FASB Statement No. 109, "Accounting for Income Taxes." The Company's effective tax rate for the years ended December, 31, 2004, 2003, 2002 was 31.5%, 31.3% and 31.1%, respectively. A more detailed discussion of the Company's tax calculation is contained in the notes to the consolidated financial statements.

FINANCIAL CONDITION

General

The loan portfolio continued to increase in 2004. Loans, net of the allowance for loan losses, increased $74.6 million, or 30.4%, from $245.6 million in 2003 to $320.2 million in 2004. This growth in loans was reflected in the 19.0% increase in assets during the year and was funded primarily by deposit growth of $43.1 million, increases in other borrowings and federal funds purchased of $14.5 million, $5.0 million from the issuance of trust preferred capital securities and $7.5 million from decreasing the balance of the securities portfolio. Assets began the year at $343.6 million and grew $65.2 million to $408.8 million by year-end. The Company anticipates continued growth in its balance sheet; however, it is not anticipating the rate of increase to continue in future periods, as the competition for loans and deposits continues to increase in the local market area.

Loans

The Bank is an active lender with a loan portfolio which includes commercial and residential mortgages, commercial loans, consumer loans (both installment and credit card), real estate construction loans and home equity loans. The Bank's lending activity is concentrated on individuals and small to medium-sized businesses in its primary trade area of the Virginia counties of Shenandoah, Warren, Clarke and Frederick and the City of Winchester. As a provider of community oriented financial services, the Bank does not attempt to geographically diversify its loan portfolio by undertaking significant lending activity outside its primary trade area.

Other real estate loans, residential real estate loans and real estate construction loans increased during 2004 and contributed 91.4% of the loan growth. These changes are reflective of the Bank's growth efforts during the year. Other real estate loans, which include commercial loans secured by real estate, represented the largest growth in the loan portfolio of $26.0 million, followed by residential real estate loan growth of $23.3 million and real estate construction growth of $19.0 million.

Asset Quality

The allowance for loan losses totaled $2.9 million and $2.5 million at December 31, 2004 and 2003, representing 0.89% and 1.03% of total loans, respectively. Non-performing loans totaled $653 thousand and $634 thousand at December 31, 2004 and 2003, representing 20.1% and 24.9% of the allowance for loan losses, respectively.

Management believes, based upon its review and analysis, that the Bank has sufficient reserves to cover any losses inherent within the total loan portfolio. For each period presented, the provision for loan losses charged to expense was based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management considers economic conditions, historical loss factors, past due percentages, internally generated loan quality reports and other relevant factors when evaluating the loan portfolio.

Total losses charged against the allowance in 2004 were $569 thousand compared to $370 thousand in 2003 and $250 thousand in 2002. Recoveries of the principal on loans previously charged against the allowance, totaled $90 thousand in 2004, $50 thousand in 2003 and $31 thousand in 2002.

Management classifies as non-performing assets both those loans on which payment has been delinquent 90 days or more and for which there is a risk of loss to either principal or interest, and other real estate owned (OREO). OREO represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. OREO is booked at the lower of cost or market less estimated selling costs, and is actively marketed by the Bank through brokerage channels. The Bank had $270 thousand in foreclosed real estate at December 31, 2004 and no foreclosed real estate at December 31, 2003.

Impaired loans having recorded investments of $260 thousand at December 31, 2004 have been recognized in conformity with SFAS Statement No. 114. The related allowance for loan losses provided for these loans totaled $28 thousand at December 31, 2004. There were no impaired loans at December 31, 2003. The average recorded investment in impaired loans during 2004 and 2003 was $412 thousand and $90 thousand, respectively.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $47 thousand, $171 thousand and $166 thousand at December 31, 2004, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $5 thousand, $12 thousand and $5 thousand for 2004, 2003 and 2002, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the non-performing loan totals listed above.

Securities

Securities at December 31, 2004 were $63.4 million, a decrease of $7.5 million, or 10.6%, from $70.9 million at the end of 2003. The Company decreased the balances of the securities portfolio to provide funding for loan growth during 2004, and does not expect this trend to continue. Investment securities are comprised of U.S. Agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and certain restricted securities. As of December 31, 2004, neither the Company nor the Bank held any derivative financial instruments in their respective investment security portfolios.

Deposits

Deposits at December 31, 2004 were $320.9 million, an increase of $43.1 million, or 15.5%, from $277.8 million at December 31, 2003. Noninterest-bearing deposits increased $12.9 million, or 23.1%, to $68.9 million at December 31, 2004 from $56.0 million at December 31, 2003, which contributed to 30.0% of the total growth in deposits. The Company does not expect the growth in noninterest-bearing deposits to be as significant in future periods as competition continues to increase in the market area. Savings and interest-bearing demand deposits increased $20.3 million, or 17.6%, and time deposits increased $9.9 million, or 9.3%, from $106.3 million at December 31, 2003 to $116.2 million at December 31, 2004.

Liquidity

Liquidity represents the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investment securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' borrowing needs.

At December 31, 2004, cash, interest bearing and non-interest bearing deposits with banks, federal funds sold, securities, and loans maturing within one year were $98.7 million. At the end of 2004, approximately 27.7% or $89.4 million of the loan portfolio would mature or reprice within a one-year period. As of December 31, 2004, non-deposit sources of available funds totaled $44.5 million, which included $32.6 million available from the Federal Home Loan Bank (FHLB). Other borrowing activity during the year included repayment of the Principal Reducing Credit (PRC) advance and two new FHLB advances. During 2004, the bank borrowed a two-year Fixed Rate Credit (FRC) in the amount of $10.0 million and a one-year FRC in the amount of $5.0 million. The Bank also borrowed and repaid Daily Rate Credit (DRC) advances.

On March 11, 2003, First National (VA) Statutory Trust I (Trust I), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly called trust preferred securities. On March 26, 2003, $3.0 million of trust preferred securities were issued through a pooled underwriting. These securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2004 was 5.70%. These securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of Trust I is $3.1 million of the Company's junior subordinated debt securities with maturities and interest rates like the capital securities.

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 17, 2004, $5.0 million of trust preferred securities were issued through a pooled underwriting. These securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2004 was 5.10%. These securities have a mandatory redemption date of June 17, 2034, and are subject to varying call provisions beginning June 17, 2009. The principal asset of Trust II is $5.2 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities.

Trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. As of December 31, 2004, the total amount of trust preferred securities issued by the Trust was included in the Company's Tier 1 capital.

Capital Resources

The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

The Board of Governors of the Federal Reserve System has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.00%, of which at least 4.00% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Company had a ratio of risk-weighted assets to total capital of 11.25% at December 31, 2004 and a ratio of risk-weighted assets to Tier 1 capital of 10.37%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

Repurchase of Common Stock

On February 25, 2003 the Company purchased and retired 118,000 (as restated for two-for-one stock split) shares of outstanding common stock of the Company. The Board of Directors approved this purchase on February 19, 2003.

Stock Split

On April 16, 2003 the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, including authorized and unissued shares. The consolidated financial statements have been restated to reflect the stock split. The stock split was payable on May 30, 2003 to shareholders of record April 30, 2003. After the stock split was completed, the Company had 4,000,000 shares of common stock authorized and 1,462,062 shares outstanding at a par value of $2.50 per share.

Commitments and Unfunded Credits

The Company is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and rate lock commitments which would impact the Company's liquidity and capital resources to the extent customer's accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. With the exception of these financial instruments, the Company has no financial instruments that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. See Note 12 to the Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these financial instruments.

Contingencies

Occasionally, during the course of its operations, the Company is a party to legal proceedings. See Note 13 to the Consolidated Financial Statements for additional information.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on the Company, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
First National Corporation
Strasburg, Virginia

We have audited the accompanying consolidated balance sheets of First National Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 26, 2005

50 South Cameron Street
P.O. Box 2560
Winchester, VA 22604
540-662-3417
FAX 540-662-4211

Offices located in: Winchester, Middleburg, Leesburg and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

FIRST NATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31,	2004	2003
ASSETS		
Cash and due from banks	$ 7,654,780	$ 10,657,518
Interest-bearing deposits in banks	116,176	261,183
Securities available for sale, at fair value	63,366,492	70,895,317
Loans held for sale	190,000	118,000
Loans, net of allowance for loan losses, 2004, $2,876,523 2003, $2,546,953	320,197,122	245,590,744
Premises and equipment, net	12,175,215	11,485,491
Interest receivable	1,333,540	1,389,586
Other assets	3,791,772	3,251,838
Total assets	$ 408,825,097	$ 343,649,677
LIABILITIES & SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand deposits	$ 68,882,000	$ 55,958,084
Savings and interest-bearing demand deposits	135,880,402	115,587,740
Time deposits	116,182,195	106,281,751
Total deposits	320,944,597	277,827,575
Federal funds purchased	6,313,000	507,000
Other borrowings	45,240,357	36,554,930
Company obligated mandatorily redeemable capital securities	8,248,000	3,093,000
Accrued expenses and other liabilities	1,978,858	2,164,440
Commitments and contingent liabilities	- -	- -
Total liabilities	382,724,812	320,146,945
SHAREHOLDERS' EQUITY		
Common stock, par value $2.50 per share; authorized 4,000,000 shares; issued and outstanding 1,462,062 shares	3,655,155	3,655,155
Surplus	1,464,642	1,464,642
Retained earnings	20,687,132	17,680,249
Accumulated other comprehensive income, net	293,356	702,686
Total shareholders' equity	26,100,285	23,502,732
Total liabilities and shareholders' equity	$ 408,825,097	$ 343,649,677

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	**$ 17,875,278**	$ 15,308,689	$ 14,415,620
Interest on federal funds sold	**28,801**	46,576	76,890
Interest on deposits in banks	**33,113**	31,098	44,902
Interest and dividends on securities available for sale:			
Taxable interest	**2,096,429**	1,944,217	2,111,859
Nontaxable interest	**394,633**	341,125	303,180
Dividends	**91,489**	66,134	105,716
Total interest and dividend income	**20,519,743**	17,737,839	17,058,167
INTEREST EXPENSE			
Interest on deposits	**4,948,539**	5,008,396	5,973,941
Interest on federal funds purchased	**38,194**	2,169	6,455
Interest on company obligated mandatorily redeemable securities	**260,696**	100,031	- -
Interest on other borrowings	**1,972,678**	1,658,158	1,672,341
Total interest expense	**7,220,107**	6,768,754	7,652,737
Net interest income	**13,299,636**	10,969,085	9,405,430
Provision for loan losses	**809,500**	705,000	405,000
Net interest income after provision for loan losses	**$ 12,490,136**	$ 10,264,085	$ 9,000,430

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(continued)

Years Ended December 31,	2004	2003	2002
NONINTEREST INCOME			
Service charges	**$ 2,664,420**	$ 2,322,707	$ 1,312,609
Fees for other customer services	**1,080,776**	769,480	631,633
Gains on sale of securities available for sale	**- -**	69,302	171,627
Gains (losses) on sale of premises and equipment	**387,229**	(49,183)	4,250
Gains on sale of loans	**172,261**	372,149	198,165
Other	**126,159**	140,817	226,283
Total noninterest income	**4,430,845**	3,625,272	2,544,567
NONINTEREST EXPENSE			
Salaries and employee benefits	**5,223,852**	4,538,391	3,508,845
Occupancy	**713,812**	518,541	469,457
Equipment	**888,411**	770,783	619,754
Advertising	**380,035**	340,100	332,570
Stationery and supplies	**367,474**	323,811	266,898
Telecommunications	**234,518**	217,007	183,066
Legal and professional fees	**395,003**	215,998	264,411
Other	**2,580,390**	2,160,557	1,573,615
Total noninterest expense	**10,783,495**	9,085,188	7,218,616
Income before income taxes	**6,137,486**	4,804,169	4,326,381
Provision for income taxes	**1,931,712**	1,503,303	1,347,167
Net income	**$ 4,205,774**	$ 3,300,866	$ 2,979,214
Earnings Per Common Share, basic and diluted	**$ 2.88**	$ 2.23	$ 1.89

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,205,774	$ 3,300,866	$ 2,979,214
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	704,371	596,148	471,999
Origination of loans held for sale	(15,210,371)	(28,526,540)	(14,278,802)
Proceeds from sale of loans held for sale	15,310,632	30,128,689	14,013,201
Provision for loan losses	809,500	705,000	405,000
(Gains) on sale of securities available for sale	--	(69,302)	(171,627)
(Gains) losses on sale of premises and equipment	(387,229)	49,183	(4,250)
(Gains) on sale of loans	(172,261)	(372,149)	(198,165)
Accretion of security discounts	(23,713)	(25,338)	(14,868)
Amortization of security premiums	357,241	564,306	377,352
Deferred tax expense	264,091	26,067	130,862
Changes in assets and liabilities:			
(Increase) decrease in interest receivable	56,046	13,044	(103,285)
(Increase) in other assets	(534,025)	(601,386)	(604,183)
Increase in accrued expenses and other liabilities	25,284	319,809	100,154
Net cash provided by operating activities	5,405,340	6,108,397	3,102,602
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of securities available for sale	565,000	4,118,075	10,355,010
Proceeds from sale of premises and equipment	815,790	330,317	4,250
Proceeds from maturities, calls, and principal payments of securities available for sale	17,467,033	19,450,421	11,814,076
Purchase of securities available for sale	(11,456,932)	(41,698,266)	(32,330,985)
Decrease in federal funds sold	--	2,791,000	2,593,000
Purchase of premises and equipment	(1,822,656)	(4,036,893)	(3,635,794)
Net increase in loans	(75,685,878)	(35,855,209)	(26,080,225)
Net cash used in investing activities	(70,117,643)	(54,900,555)	(37,280,668)

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

Years Ended December 31,	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in demand deposits and savings accounts	$ 33,216,578	$ 27,845,398	$ 36,359,044
Net increase in time deposits	9,900,444	6,969,716	9,174,599
Proceeds from other borrowings	41,000,000	10,000,000	- -
Principals payments on other borrowings	(32,314,573)	(49,651)	(2,100,180)
Proceeds from issuance of company obligated mandatorily redeemable capital securities	5,155,000	3,093,000	- -
Cash dividends paid	(1,198,891)	(1,125,787)	(1,090,244)
Acquisition of common stock	- -	(2,448,500)	- -
Increase in federal funds purchased	5,806,000	507,000	- -
Net cash provided by financing activities	61,564,558	44,791,176	42,343,219
Increase (decrease) in cash and cash equivalents	(3,147,745)	(4,000,982)	8,165,153
Cash and cash equivalents, beginning of year	10,918,701	14,919,683	6,754,530
Cash and cash equivalents,end of year	$ 7,770,956	$ 10,918,701	$ 14,919,683
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 7,189,837	$ 6,832,913	$ 7,733,804
Income taxes	$ 1,449,992	$ 1,583,906	$ 1,274,459
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES			
Unrealized gain (loss) on securities available for sale	$ (620,196)	$ (724,227)	$ 1,159,004
Transfer from loans to other real estate	$ 270,000	$ - -	$ - -

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
BALANCE, DECEMBER 31, 2001	$ 3,950,155	$ 1,464,642	$ 15,769,700	$ 415,733		$ 21,600,230
Comprehensive income:						
Net income	--	--	2,979,214	--	$ 2,979,214	2,979,214
Other comprehensive income net of tax, unrealized holding gains arising during the period (net of tax, $452,413)	--	--	--	--	878,217	--
Reclassification adjustment (net of tax, $58,353)	--	--	--	--	(113,274)	--
Other comprehensive income (net of tax, $394,060)	--	--	--	764,943	764,943	764,943
Total comprehensive income					$ 3,744,157	
Cash dividends - $0.69 per share	--	--	(1,090,244)	--		(1,090,244)
BALANCE, DECEMBER 31, 2002	3,950,155	1,464,642	17,658,670	1,180,676		24,254,143
Comprehensive income:						
Net income	--	--	3,300,866		$ 3,300,866	3,300,866
Other comprehensive loss net of tax, unrealized holding losses arising during the period (net of tax, $222,674)	--	--	--	--	(432,251)	--
Reclassification adjustment (net of tax, $23,563)	--	--	--	--	(45,739)	--
Other comprehensive income (net of tax, $246,237)	--	--	--	(477,990)	(477,990)	(477,990)
Total comprehensive income					$ 2,822,876	
Cash dividends - $0.77 per share	--	--	(1,125,787)	--		(1,125,787)
Acquisition of 118,000 shares of common stock	(295,000)	--	(2,153,500)	--		(2,448,500)
BALANCE, DECEMBER 31, 2003	3,655,155	1,464,642	17,680,249	702,686		23,502,732
Comprehensive income:						
Net income	--	--	4,205,774		$ 4,205,774	4,205,774
Other comprehensive loss, net of tax, unrealized holding losses arising during the period (net of tax, $210,866)			--	(409,330)	(409,330)	(409,330)
Total comprehensive income					$ 3,796,444	
Cash dividends - $0.82 per share	--	--	(1,198,891)	--		(1,198,891)
BALANCE, DECEMBER 31, 2004	$ 3,655,155	$ 1,464,642	$ 20,687,132	$ 293,356		$ 26,100,285

See Notes to Consolidated Financial Statements.

NOTE 1. NATURE OF BANKING ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

First National Corporation (the Company) is the financial holding company of First Bank (the Bank), First National (VA) Statutory Trust I (Trust I) and First National (VA) Statutory Trust II (Trust II). Trust I and Trust II were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. First Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services. The Bank provides commercial, residential and consumer loans, a variety of deposit products, and investment services to its customers in the Shenandoah Valley Region of Virginia.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The consolidated financial statements of First National Corporation include the accounts of all five companies. All material intercompany balances and transactions have been eliminated in consolidation, except for balances and transactions related to Trust I and Trust II. FASB Interpretation No. 46(R) requires that the Company no longer consolidate First National (VA) Statutory Trust I and First National (VA) Statutory Trust II. The subordinated debt of these trusts is reflected as a liability of the Company.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Securities

Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. As of December 31, 2004 and 2003, all of the Company's securities were classified as available for sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2004, there were no other than temporary declines in fair value. Gains and losses on the sale of securities are recorded on the settlement date and are determined using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. The Company, through its banking subsidiary, requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

The Bank enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Bank protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Bank commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Bank is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Bank determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by residential and commercial loans secured by real estate throughout the Shenandoah Valley Region of Virginia. The ability of the Bank's debtors to honor their contracts is subject to the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued and accredited to income based on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. For further information about the Company's loans and the allowance for loan losses, see Note 3 and 4.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses has two basic components: the specific allowance and the formula allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral net of selling costs, are used to estimate the probability and severity of inherent losses. Additionally, historical default rates and loss severities, internal risk ratings, industry trends and market conditions, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, net collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral, net of selling costs, if the loan is collateral dependent.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including residential mortgage loans, installment loans, other consumer loans, as well as outstanding loan commitments. Also, the formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience, together with analyses that reflect current economic trends and conditions. As a result, even though historical loss data is regularly updated with the most recent information, it could differ from the loss incurred in the future.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to forty years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to seven years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Other Real Estate

Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had $270,000 in foreclosed real estate at December 31, 2004 and no foreclosed real estate at December 31, 2003.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets have been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There are no potential common shares that would have a dilutive effect. Earnings per share for prior periods has been restated to give retroactive effect of the Company's two-for-one stock split declared April 16, 2003. The stock split was payable on May 30, 2003 to shareholders of record April 30, 2003. The average number of common shares outstanding used to calculate basic and diluted earnings per share were 1,462,062, 1,480,209 and 1,580,062 at December 31, 2004, 2003 and 2002, respectively.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks and interest-bearing deposits in banks."

Advertising Costs

The Company follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2004, 2003 and 2002 was $380,035, $340,100, and $332,570, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Company's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Management has evaluated the Company's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in trust preferred securities structures because these entities or transactions constitute the Company's FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on the Company's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. There was no effect on the Company's consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, "Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133." Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company has adopted the provisions of SAB 105. There was no impact on either the Company's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed. The Company has included the required disclosures in the consolidated financial statements.

EITF No. 03-16, "Accounting for Investments in Limited Liability Companies was ratified by the Board and is effective for reporting periods beginning after June 15, 2004." APB Opinion No. 18, "The Equity Method of Accounting Investments in Common Stock," prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, "Investments in Partnerships Ventures," of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, "Accounting for Limited Partnership Investments," the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment." This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public companies that file as small business issuers the effective date is as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. This Statement did not have an effect on the Company's consolidated financial statements.

NOTE 2. SECURITIES

Amortized costs and fair values of securities available for sale as of December 31, 2004 and 2003, are as follows:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Agency and mortgage-backed securities	$ 50,048,708	$ 432,087	$ (224,153)	$ 50,256,642
Obligations of states and political subdivisions	9,884,987	194,955	(45,849)	10,034,093
Corporate equity securities	6,468	87,439	--	93,907
Restricted securities	2,981,850	--	--	2,981,850
	$ 62,922,013	$ 714,481	$ (270,002)	$ 63,366,492

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Agency and mortgage-backed securities	$ 58,759,947	$ 1,003,621	$ (228,508)	$ 59,535,060
Obligations of states and political subdivisions	8,983,124	260,600	(26,618)	9,217,106
Corporate equity securities	3,916	55,580	--	59,496
Restricted securities	2,083,655	--	--	2,083,655
	$ 69,830,642	$ 1,319,801	$ (255,126)	$ 70,895,317

The Company had no securities classified as held to maturity at December 31, 2004 or 2003.

At December 31, 2004, investments in an unrealized loss position that are temporarily impaired are as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. Agency and mortgage-backed securities	$ 12,226,023	$ (61,370)	$ 5,816,395	$ (162,783)	$ 18,042,418	$ (224,153)
Obligations of states and political subdivisions	2,463,302	(28,861)	531,786	(16,988)	2,995,088	(45,849)
	$ 14,689,325	$ (90,231)	$ 6,348,181	$ (179,771)	$ 21,037,506	$ (270,002)

The table above provides information about securities that have been in an unrealized loss position for less than twelve consecutive months, and also those securities that have been in an unrealized loss position for more than twelve consecutive months. The Company invests in U.S Agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and restricted securities. Restricted securities include required equity investments in certain correspondent banks. All of the securities with unrealized losses are considered temporarily impaired due to interest rate factors. These securities have not suffered credit deterioration and the Company has the ability to hold these issues until maturity. At December 31, 2004, there were thirteen U.S. agency mortgage-backed securities and eight obligations of state and political subdivisions in an unrealized loss position. Ninety-eight percent of the Company's investment securities have credit ratings of AAA and the weighted-average repricing term of the investment portfolio was 3.2 years as of December 31, 2004.

The amortized cost and fair value of securities available for sale as of December 31, 2004, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties. Corporate equity securities and restricted securities are not included in the maturity categories in the following maturity summary because they do not have a stated maturity date.

	Amortized Cost	Fair Value
Due within one year	$ 1,548,254	$ 1,566,198
Due after one year through five years	9,609,297	9,684,268
Due after five years through ten years	27,878,051	28,065,936
Due after ten years	20,898,093	20,974,333
Corporate equity securities	6,468	93,907
Restricted securities	2,981,850	2,981,850
	$ 62,922,013	$ 63,366,492

Proceeds from sales of securities available for sale during 2004, 2003 and 2002 were $565,000, $4,118,075 and $10,355,010, respectively. Gross gains of $69,302 and $171,627 were realized on those sales during 2003 and 2002, respectively. There were no gains or losses on sales of securities during 2004.

Securities having a book value of $8,692,673 and $12,320,617 at December 31, 2004 and 2003, were pledged to secure public deposits and for other purposes required by law.

NOTE 3. LOANS

Loans at December 31, 2004 and 2003, are summarized as follows:

(in thousands)	2004	2003
Mortgage loans on real estate:		
Construction	$ 42,538	$ 23,586
Secured by farm land	2,298	2,602
Secured by 1-4 family residential	94,960	71,657
Other real estate loans	111,506	85,509
Loans to farmers (except those secured by real estate)	449	395
Commercial and industrial loans (except those secured by real estate)	37,059	31,350
Consumer installment loans	31,075	31,820
Deposit overdrafts	338	296
All other loans	2,851	923
Total loans	$ 323,074	$ 248,138
Allowance for loan losses	2,877	2,547
Loans, net	$ 320,197	$ 245,591

Note 4. ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002
Balance at beginning of year	$ 2,546,953	$ 2,161,622	$ 1,975,916
Provision charged to operating expense	809,500	705,000	405,000
Loan recoveries	89,501	50,369	30,693
Loan charge-offs	(569,431)	(370,038)	(249,987)
Balance at end of year	$ 2,876,523	$ 2,546,953	$ 2,161,622

Information about impaired loans as of and for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003
Impaired loans for which an allowance has been provided	$ 259,838	$ --
Impaired loans for which no allowance has been provided	--	--
Total impaired loans	$ 259,838	$ --
Allowance provided for impaired loans included in the allowance for loan losses	$ 27,695	$ --
Average balance in impaired loans	$ 411,960	$ 89,614

Nonaccrual loans excluded from impaired loan disclosure under SFAS 114 amounted to $47,154, $170,676 and $165,560 at December 31, 2004, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $4,826, $11,811 and $4,511 for 2004, 2003 and 2002, respectively. Loans past due greater than ninety days and still accruing interest at December 31, 2004, 2003 and 2002 totaled $76,356, $463,817 and $1,397,000, respectively.

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31, 2004 and 2003:

	2004	2003
Land	$ 2,279,933	$ 2,583,154
Buildings and leasehold improvements	8,323,504	7,440,408
Furniture and equipment	7,714,303	7,047,740
Construction in process	655,284	709,392
	18,973,024	17,780,694
Less accumulated depreciation	6,797,809	6,295,203
	$ 12,175,215	$ 11,485,491

Depreciation expense included in operating expenses for 2004, 2003 and 2002 was $704,371, $596,148 and $471,999, respectively.

NOTE 6. DEPOSITS

The aggregate amount of time deposits, in denominations of $100,000 or more, was $45,320,983 and $38,097,250 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of time deposits were as follows:

2005	$ 41,703,706
2006	17,961,793
2007	21,816,140
2008	27,528,586
2009	7,171,970
	$ 116,182,195

NOTE 7. OTHER BORROWINGS

The Bank had unused lines of credit totaling $44,509,083 and $45,685,642 available with non-affiliated banks at December 31, 2004 and 2003, respectively. These amounts primarily consist of a blanket floating lien agreement with the Federal Home Loan Bank of Atlanta in which the Bank can borrow up to 19% of its assets.

At December 31, 2004 and 2003, the Bank had borrowings from the Federal Home Loan Bank system totaling $45,000,000 and $36,297,515, respectively, which mature through March 17, 2008. The interest rate on these borrowings ranged from 3.15% to 6.57% and the weighted average rate was 4.84% at December 31,

2004. The Bank had collateral pledged on these borrowings at December 31, 2004 including real estate loans totaling $69,413,849, and Federal Home Loan Bank stock and securities with a book value of $5,408,972.

The Bank had a $240,357 note payable, secured by a deed of trust, for land purchased to construct a banking office, which requires monthly payments of $2,254, and matures January 3, 2016. The fixed interest rate on this loan is 4.00%.

The contractual maturities of other borrowings were as follows:

2005	$ 20,017,754
2006	15,018,477
2007	19,229
2008	10,020,014
2009	20,829
Later years	144,054
	$ 45,240,357

NOTE 8. COMPANY OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES

On March 11, 2003, First National (VA) Statutory Trust I (Trust I), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. On March 26, 2003, $3,000,000 of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2004 was 5.70%. The securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of Trust I is $3,093,000 of the Company's junior subordinated debt securities with maturities and interest rates like the capital securities.

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 17, 2004, $5,000,000 of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2004 was 5.10%. The securities have a mandatory redemption date of June 17, 2034, and are subject to varying call provisions beginning June 17, 2009. The principal asset of Trust II is $5,155,000 of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities.

While these securities are debt obligations of the Company, they are included in capital for regulatory capital ratio calculations. Under present regulations, the trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. As of December 31, 2004, the total amount of trust preferred securities issued by the Trusts was included in the Company's Tier 1 capital.

NOTE 9. INCOME TAXES

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2004 and 2003:

	2004	2003
DEFERRED TAX ASSETS		
Allowance for loan losses	$ 843,215	$ 779,572
Pension payable	- -	100,210
Interest on nonaccrual loans	3,267	6,684
Other	- -	186
	846,482	886,652
DEFERRED TAX LIABILITIES		
Depreciation	545,695	412,867
Pension payable	92,140	- -
Bond accretion	7,532	6,155
Loan origination costs	113,317	115,741
Securities available for sale	151,123	361,990
	909,807	896,753
Net deferred tax (liability)	$ (63,325)	$ (10,101)

The provision for income taxes for the years ended December 31, 2004, 2003 and 2002, consists of the following:

	2004	2003	2002
Current tax expense	$ 1,667,621	$ 1,477,236	$ 1,216,305
Deferred tax expense	264,091	26,067	130,862
	$ 1,931,712	$ 1,503,303	$ 1,347,167

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2004, 2003 and 2002, due to the following:

	2004	2003	2002
Computed tax expense at statutory federal rate	$ 2,086,745	$ 1,633,417	$ 1,470,970
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest income	(163,709)	(133,889)	(111,652)
Other	8,676	3,775	(12,151)
	$ 1,931,712	$ 1,503,303	$ 1,347,167

Low income housing credits totaled $9,588 for the year ended December 31, 2002. There were no low income housing credits for the years ended December 31, 2004 and 2003.

NOTE 10. FUND RESTRICTIONS AND RESERVE BALANCE

Transfers of funds from the banking subsidiary to the parent Company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2004, the aggregate amount of unrestricted funds which could be transferred from the banking subsidiary to the parent Company, without prior regulatory approval, totaled $4,431,707.

The Bank must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2004 and 2003, the aggregate amounts of daily average required balances were approximately $561,000 and $263,000, respectively.

NOTE 11. BENEFIT PLANS

The Bank has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age with at least one year of credited service. Benefits are generally based upon years of service and average compensation for the five highest-paid consecutive years of service. The Bank's funding policy is to make at least the minimum required annual contribution permitted by the Employee Retirement Income Security Act and the Internal Revenue Code. The following table provides a reconciliation of the changes in the plan benefit obligation and the fair value of assets for the periods ended December 31, 2004 and 2003, computed as of October 1 of each respective year.

	2004	2003
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation, beginning of year	$ 3,004,968	$ 2,499,086
Service cost	150,054	113,456
Interest cost	195,323	174,936
Actuarial (gain) loss	381,329	390,701
Benefits paid	(49,244)	(173,211)
Benefit obligation, end of year	$ 3,682,430	$ 3,004,968
CHANGES IN PLAN ASSETS		
Fair value of plan assets, beginning of year	$ 1,468,232	$ 1,271,370
Actual return on plan assets	151,581	195,638
Employer contributions	1,011,815	174,435
Benefits paid	(49,244)	(173,211)
Fair value of assets, end of year	$ 2,582,384	1,468,232
Funded status	$ (1,100,046)	$ (1,536,736)
Unrecognized net actuarial (gain) loss	1,378,645	1,053,710
Unrecognized net obligation at transition	(33,751)	(39,377)
Unrecognized prior service cost	26,151	29,421
Accrued cost included in other assets (liabilities)	$ 270,999	$ (492,982)

	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST		
Service cost	$ 150,054	$ 113,456
Interest cost	195,323	174,936
Expected return on plan assets	(132,848)	(122,510)
Amortization of prior service cost	3,270	3,270
Amortization of net obligation at transition	(5,626)	(5,626)
Recognized net actuarial (loss)	37,661	24,311
Net periodic benefit cost	$ 247,834	$ 187,837
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31		
Discount rate	6.00%	6.50%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31		
Discount rate	6.50%	7.00%
Expected return on plan assets	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost.)

The pension plan's weighted-average asset allocations at the end of the plan year for 2004 and 2003, by asset category are as follows:

	2004	2003
ASSET CATEGORY		
Mutual funds - fixed income	41%	48%
Mutual funds - equity	55%	52%
Other	4%	0%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The Company made cash contributions for the 2004 plan year totaling $269,964, and expects to contribute $267,835 for the 2005 plan year. Cash contributions for the 2003 plan year, subsequent to December 31, 2003 totaled $739,781. The accumulated benefit obligation for the defined benefit pension plan was $1,757,123 and $1,332,275 at December 31, 2004 and 2003, respectively.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2005	$ --
2006	12,750
2007	19,054
2008	18,955
2009	26,812
Years 2010-2014	201,287

The Company maintains a 401(k) plan for all eligible employees. Participating employees may elect to contribute up to 21% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to one-half of the first six percent of an employee's compensation contributed to the Plan. Full-time employees who have completed six months of credited service are eligible. Both employee and employer contributions vest immediately. The Company has the discretion to make a profit sharing contribution to the Plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2004, 2003 and 2002, expense attributable to the Plan amounted to $82,211, $68,698 and $61,439, respectively.

Effective January 1, 2000, the Company established an employee stock ownership plan (ESOP). The ESOP provides an opportunity for the Company to award shares of First National Corporation stock to employees at its discretion. Full-time employees who have completed six months of credited service are eligible. Participants become 100% vested after five years of credited service. The ESOP contains a put option which allows a withdrawing participant to require the Company or the ESOP to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of its distribution. Contributions each year are at the discretion of the board of directors, within certain limitations prescribed by Federal tax regulations. The Company made cash contributions to the Plan of $79,823 and $79,000 during the years ended December 31, 2003 and 2002, respectively. These contributions are included in salaries and benefits in the accompanying statements of income. No cash contributions were made to the Plan during the year ended December 31, 2004. The ESOP held 12,904 shares as of December 31, 2004.

On January 6, 1999, the Bank adopted a Director Split Dollar Life Insurance Plan. This Plan provides life insurance coverage to insurable directors of the Bank. The Bank owns the policies and is entitled to all values and proceeds. The Plan provides retirement benefits and the payment of benefits at the death of the insured director. The amount of benefits will be determined by the performance of the policies over the director's life.

NOTE 12. COMMITMENTS AND UNFUNDED CREDITS

The Company, through its banking subsidiary is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2004	2003
Commitments to extend credit	$ 49,186,000	$ 39,760,000
Stand-by letters of credit	5,254,000	4,099,000
Rate lock commitments	1,061,600	1,613,700

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2004, the Bank had locked-rate commitments to originate mortgage loans amounting to $1,061,600 and loans held for sale of $190,000. The Bank has entered into commitments, on a best-effort basis to sell loans of approximately $1,251,600. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

The Bank has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2004, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $288,537.

NOTE 13. CONTINGENCIES

Occasionally, during the course of its operations, the Company and its subsidiaries have been parties to legal proceedings. The Company currently is a defendant in an action filed in October 2002 in the United States District Court for the Western District of Virginia by John M. Floyd & Associates, Inc., a vendor of overdraft privilege programs. Floyd claims breach of an alleged contract arising from the Company's decision not to install Floyd's overdraft privilege program, and seeks the fee it would have received under that alleged contract. The Company is vigorously defending this action. In November 2004, the Court granted partial summary judgment for these motions on behalf of both parties. The Company expects the trial to occur during the second quarter of 2005. Although the outcome cannot be predicted with certainty, based on information available, and after consultation with legal counsel, management believes that the ultimate outcome of this litigation should be favorable to the Company. However, in the event that the ultimate outcome is not favorable, potential recovery by the vendor is approximately $300,000.

NOTE 14. TRANSACTIONS WITH RELATED PARTIES

During the year, executive officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2004 and 2003, these loans, which in the aggregate exceeded $60,000 to the borrower, totaled $4,825,760 and $3,570,620, respectively. During 2004, total principal additions were $5,761,288 and total principal payments were $4,506,148.

NOTE 15. LEASE COMMITMENTS

The Company was obligated under noncancelable leases for banking premises. Total rental expense for operating leases for 2004, 2003 and 2002 was $95,347, $71,914 and $101,350, respectively. Minimum rental commitments under noncancelable leases with terms in excess of one year as of December 31, 2004 were as follows:

Year	Operating Leases
2005	$ 38,617
2006	21,800
2007	12,000
2008	7,000
2009	2,800
Total minimum payments	$ 82,217

NOTE 16. DIVIDEND REINVESTMENT PLAN

The Company has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. Stock is purchased on the open market on each dividend payable date.

Shares of common stock can be issued by the Company or purchased in the open market for the additional shares required for the DRIP. The Company purchased common stock on the open market for the years ended December 31, 2004, 2003 and 2002.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

For securities available for sale and held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of all other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments and Unfunded Credits

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2004 and 2003, fair value of loan commitments and standby letters of credit was immaterial.

The estimated fair values of the Company's financial instruments are as follows:

	2004		2003	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and short-term investments	$ 7,771	$ 7,771	$ 10,919	$ 10,919
Securities	63,366	63,366	70,895	70,895
Loans, net	320,197	324,538	245,591	243,866
Loans held for sale	190	190	118	118
Accrued interest receivable	1,334	1,334	1,390	1,390
FINANCIAL LIABILITIES				
Deposits	$ 320,945	$ 320,890	$ 277,828	$ 280,251
Federal funds purchased	6,313	6,313	507	507
Other borrowings	45,240	45,472	36,555	38,302
Company obligated mandatorily redeemable capital securities	8,248	8,289	3,093	3,115
Accrued interest payable	564	564	548	548

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 18. REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total (as defined in the regulations) and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
(amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 36,589	11.25%	$ 26,011	8.00%	N/A	N/A
First Bank	$ 36,010	11.09%	$ 25,969	8.00%	$ 33,134	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 33,712	10.37%	$ 13,005	4.00%	N/A	N/A
First Bank	$ 33,133	10.21%	$ 12,984	4.00%	$ 19,880	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 33,712	8.44%	$ 15,978	4.00%	N/A	N/A
First Bank	$ 33,133	8.31%	$ 15,956	4.00%	$ 19,946	5.00%
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 28,347	10.88%	$ 20,849	8.00%	N/A	N/A
First Bank	$ 28,017	10.76%	$ 20,831	8.00%	$ 26,038	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 25,800	9.90%	$ 10,424	4.00%	N/A	N/A
First Bank	$ 25,470	9.78%	$ 10,415	4.00%	$ 15,623	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 25,800	7.77%	$ 13,275	4.00%	N/A	N/A
First Bank	$ 25,470	7.68%	$ 13,266	4.00%	$ 16,583	5.00%

NOTE 19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

FIRST NATIONAL CORPORATION
(Parent Company Only)

BALANCE SHEETS

As of December 31,	2004	2003
ASSETS		
Cash	$ 117,761	$ 142,798
Investment in subsidiaries, at cost, plus undistributed net income	33,463,886	26,136,260
Other assets	810,269	337,371
Total assets	34,391,916	26,523,429
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deferred income tax liability	29,729	18,897
Company obligated mandatorily redeemable capital securities	8,248,000	3,093,000
Other liabilities	13,902	1,800
Total liabilities	8,291,631	3,020,697
Common stock	3,655,155	3,655,155
Surplus	1,464,642	1,464,642
Retained earnings, which are substantially undistributed earnings of subsidiaries	20,687,132	17,680,249
Accumulated other comprehensive income	293,356	702,686
Total shareholders' equity	26,100,285	23,502,732
Total liabilities and shareholders' equity	$ 34,391,916	$ 26,523,429

FIRST NATIONAL CORPORATION
(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
INCOME			
Dividends from subsidiary	$ 1,675,000	$ 3,848,500	$ 925,000
Other	27,421	- -	55,595
	1,702,421	3,848,500	980,595
EXPENSE			
Interest expense	260,696	100,031	-
Stationery and supplies	17,785	23,209	21,565
Legal and professional fees	27,522	28,574	70,806
Other	65,672	60,137	19,456
Total expense	371,675	211,951	111,827
Income before allocated tax benefits and undistributed income of subsidiary	1,330,746	3,636,549	868,768
Allocated income tax benefits	117,046	72,063	28,975
Income before equity in undistributed income of subsidiary	1,447,792	3,708,612	897,743
Equity in undistributed (distributed) income of subsidiary	2,757,982	(407,746)	2,081,471
Net income	$ 4,205,774	$ 3,300,866	$ 2,979,214

FIRST NATIONAL CORPORATION
(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,205,774	$ 3,300,866	$ 2,979,214
Adjustments to reconcile net income to net cash provided by operating activites:			
Undistributed (distributed) earnings of subsidiaries	(2,757,982)	407,746	(2,081,471)
(Increase) decrease in other assets	(472,898)	(134,300)	229,589
Increase (decrease) in other liabilities	43,960	(13,914)	- -
Net cash provided by operating activities	1,018,854	3,653,398	1,127,332
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of company obligated mandatorily redeemable capital securities	5,155,000	3,093,000	
Distribution of capital to subsidiary	(5,000,000)	(3,000,000)	- -
Cash dividends paid	(1,198,891)	(1,125,787)	(1,090,244)
Acquisition of common stock	- -	(2,448,500)	- -
Net cash used in financing activities	(1,043,891)	(3,574,287)	(1,090,244)
Increase (decrease) in cash and cash equivalents	(25,037)	79,111	37,088
CASH AND CASH EQUIVALENTS			
Beginning	142,798	63,687	26,599
Ending	$ 117,761	$ 142,798	$ 63,687
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES, unrealized gain (loss) on securities available for sale	$ 31,858	$ (15,714)	$ 71,294

Shareholder Information

Common Stock

First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is FXNC–BB.

Copies of Form 10-K

Copies of First National Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by visiting our website www.firstbank-va.com or by contacting:

M. Shane Bell
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
sbell@firstbank-va.com

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Dividend Reinvestment

Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an information and authorization form or to receive additional information on this plan, contact:

Nancy T. Fitchett
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
nfitchett@firstbank-va.com

Shareholder Information

For additional information, contact:
M. Shane Bell
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
sbell@firstbank-va.com

Independent Auditors

Yount, Hyde & Barbour, P.C.
Post Office Box 2560
Winchester, Virginia 22604

